EXHIBIT 2

June 6, 2014

Mr. Steven Sugarman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman:

I recently attended the Banc of California Investor Day at the NYSE, during which I asked you a number of questions about Banc of California (the “Company”) and your compensation.  For the most part, you were unable to adequately address the majority of questions I asked.  You also became so flustered and frustrated that you attempted to make it seem that I did not have any basis for my line of questioning.

The decision on your part to attempt to belittle me and my questions was inappropriate in any setting, but even more so in this instance because you had no idea who I was.  In fact, my firm is the Company’s largest common shareholder.  PL Capital also supported the Company in prior years by buying material positions in the BANCP and BANCL initial public offerings.

With regard to my personal background and expertise, I have 30 years of experience in the banking industry, as a CPA (KPMG), M&A advisor, board member of numerous banks and as an institutional investor.

You should also know that PL Capital does not countenance poor corporate governance or stewardship in the banks in which we invest.

You and I did not get off to a good start.  Let’s work to have a more productive dialogue going forward.

Let me try again.

1.	Stock Appreciation Rights (SARs):
●	You were granted 500,000 SARs at a strike price of $12.12, in 2012, when you became co-CEO. I mentioned during the Q&A at the Investor Day meeting that this initial grant was reasonable.
●
Your SAR agreement grants you additional SARs any time the Company issues more shares (e.g. in a capital raise, M&A transaction or an issuance due to benefit plans) at the then current market price (allowing you to average down when the Company issues additional stock at lower prices than previous capital raises).  I question the reasonableness of that feature.

●	The number of additional SARs you receive each time stock is issued, is approximately 4.2% of every stock issuance.
●
This material source of shareholder dilution does not appear to be disclosed in your most recent prospectus supplements for the common stock and Tangible Equity Unit (“TEU”) capital raises or prior 33 Act filings, and is poorly disclosed in the Company’s 34 Act filings.

●
Due to the large number of capital raises since you became CEO, you have been granted approximately 900 thousand additional SARs at various prices, including 552 thousand SARs at $10.09 due to the most recent capital raises. You will get more SARs when Oaktree and Patriot make their investments.

●	You now own approximately 1.4 million SARs.
●	You receive dividends on SARs, as if you owned the stock, an unusual feature for a SAR plan.
●	You receive dividends on both vested and unvested SARs. I do not believe you should receive dividends on any SARs (or options), no less on unvested SARs.
●
 You claimed at last week’s Investor Day that you waived your right to dividends on the 300 thousand SARs you received in connection with the most recent TEU capital raise—a fact that was not disclosed in your most recent Form 4 or other filings that I noticed—so you apparently get dividends on approximately 1.1 million SARs.

●	At the current annual dividend rate of $0.48, that is approximately $525 thousand per year of additional compensation to you.
●
The most recent 10-K (footnote 16) states that “on December 13, 2013 the Company converted all outstanding SARs to stock options with the same terms absent an ability to settle in cash.”  The same 10-K discloses in the Statement of Shareholders’ Equity a “Conversion of stock appreciation rights to stock options” along with a $1.433 million entry for such conversion.

●	You may recall challenging me in the Investor Day Q&A over this disclosure, which I claimed was in the Company’s filings, but you claimed was not.
●	If the SARs are and always were SARs (as you insisted they were at the Investor Day Q&A), then why does the Company’s 10-K filing say “all SARs were converted to stock options”?
●	So again I ask, are the SARs still SARs (thereby presumably subject to your original 2012 SAR agreement) or are they options, subject to the 2013 stock option plan approved by shareholders?
●	If the SARs are subject to the 2013 stock option plan, that plan does not appear to allow dividends to be paid on options or SARs.
●
Regardless of whether they are SARs or options now, are the additional SAR grants made since the option plan was approved in July 2013 considered a reduction of the total options available for grant under that plan?

●
At the Investor Day, I asked this question of Mr. Grosvenor, the Company’s General Counsel (who was reasonable and helpful in trying to answer my questions). He was not sure if the post July 2013 SAR grants were deducted from the total options available for the grant.

●
Footnote 16 of the 10-K also discloses the assumptions used to estimate the fair value of these SARs for purposes of accounting for the cost and disclosing your compensation in the proxy.  Most notably, in my view, the Company used only 2.6 years for the expected term of the SARs (thereby reducing the expense, which increased 2013 net income; as well as reducing the amount of your compensation disclosed in the proxy).  Using that short of a period is surprising given that in most instances you do not have to exercise the SARs until August 2022, even if you leave the Company.

●
The use of a 2.6 year expected term to “calculate the fair values of the stock options that were previously SARs as of December 13, 2013” (see Footnote 16 of the 10-K) appears to understate the expected term because, as noted above, the SARs do not expire until August 2022 in most instances, even if you leave the Company.

●	Does this mean the income statement and other parts of the 2013 GAAP and regulatory financial statements are misstated?
●
I also told Mr. Grosvenor that in many instances your Form 4, the 10-K and the proxy disclosed different exercise prices for your SARs.  While the amounts are not material, having any differences cast doubt on the accuracy of the Company’s financial statements as a whole and the internal controls over reporting, at a time when the Company has been juggling multiple acquisitions and tremendous expansion.

●	Does the Company need to restate and refile its regulatory and SEC filings because of these issues?
●
Given the seriousness of that potential, I am requesting that the entire board of directors receive this letter so that members of the various committees (audit, compensation, governance, etc.) are aware of these issues.  Please ensure that they receive this letter on a timely basis.

●
At the Investor Day meeting I asked why you were granted additional SARs for the TEUs in an amount, and conversion price, which appeared to be based on the lowest possible conversion price ($9.78), rather than the potentially higher price ($11.25) when the TEUs settle.  You were unable to answer the question and you claimed “[I was] wrong.”  I have since discovered part of the answer myself. In footnote (2) to your most recent Form 4 it states: “the number of shares underlying these SARs is subject to adjustment and therefore certain of these SARS are subject to forfeiture.” However, that does not answer whether the exercise price of $9.78 will be adjusted, as well, at settlement if the TEU conversion price is higher than $9.78.  Rather than attacking my question as you did, if you did not know the answer you should have said “that does not sound right (i.e. getting the lower conversion price) and if it is that way we will fix it.”

●	Why did the Board of Directors grant you such a generous SAR plan in the first place?
●
Now that you are sole CEO and have reached the goal of getting the Company to $5 billion in assets, it is time for you to unilaterally give up the right to any additional SARs in the future.  If you won't do it willingly, the board should.

●	It is time for you to give up the dividend rights on all SARs so that your primary incentive is to create upside value for shareholders. If you won't do it, the board should.
●	Taking such actions would build tremendous goodwill with my firm and other shareholders.

2.	Warrants:
●	In connection with the 2010 recapitalization, your firm COR Advisors LLC received 1.36 million warrants to purchase stock at $11.00 per share.
●	The warrants expire five years from the vesting date(s).
●	At some point your living trust received 960,000 of those warrants from COR (per your most recent Form 4).
●	I cannot comment on the propriety of the original warrant grant, but I assume it was the product of an arms-length negotiation, for the fair value of the services COR Advisors provided to the Company.
●
My only question is whether the warrants are entitled to anti-dilution adjustments for normal dividends.  Section 4(c) (Anti-Dilution Adjustments) of the November 2010 Warrant Agreement states that the exercise price is to be adjusted for distributions to all holders of Common Stock (“including cash, and including ordinary cash dividends”).

●	None of the Form 4s, proxy filings or 34 Act filings appear to mention this feature, so it’s unclear to me whether you (and Mr. Seabold) are entitled to these adjustments.
●
I never got a chance to ask you this question because you shut down the Investor Day Q&A before I was able to ask.  I did subsequently ask Mr. Grosvenor this question.  He did not believe the warrants had such a feature, but agreed that the agreement does say that, after I showed him a copy of the section cited above.

●	Please clarify this issue, and if needed, amend your Form 4 and related SEC filings.

3.	2013 Option Plan:
●	At the July 16, 2013 Annual Meeting, the Company submitted the 2013 Omnibus Stock Incentive Plan (the “Plan”) to shareholders for approval.
●	The Plan:
o	Truncates the 2011 Option Plan by not allowing any more grants under that plan (except to the extent of forfeitures and certain other events).
o
Provides for shares of common stock available under the Plan equal to 20% of the then outstanding shares of common stock.  In other words, this is an evergreen plan that constantly increases the number of available shares to 20% of the “then” outstanding shares.  So any additional common shares issued due to capital raises or M&A results in an automatic increase (up to 20% of the then outstanding shares).

o	Provides that grants may be made in options, SARs, restricted stock and other forms of stock based awards.
●	I have 4 major concerns about the Plan:
(1) 20% is too large—it should have been no more than 5-8%, in line with peers.

(2) The evergreen feature is abusive and provides an incentive (or at least no disincentive) to issue more shares, regardless of price.

(3) The vast majority of current (and future) shareholders never approved this Plan, yet they will have to live with its ramifications and dilution.  The Plan was approved by only a relatively small number of shares. The July 2013 FOR votes were 4.647 million, only 41% of the record date holders as of June 2013, and a fraction (18%) of the current shareholder base of approximately 26 million shares (soon to be an even smaller %, when approximately 35 million shares will be outstanding after the announced capital raises are done and the TEUs are settled).

(4) the Plan’s size and evergreen feature is a material source of future dilution, yet I found no disclosures of the Plan (other than by incorporation by reference to other filings) in the November 2013 shelf filing or the most recent prospectus supplements—I find it hard to believe that the investors who subscribed for the most recent capital raise(s) understood the existence or magnitude of the Plan.

●	I strongly believe that a resubmission of the Plan to shareholders is appropriate.
●	I recommend that a more reasonable plan (smaller size, no evergreen) be submitted for a vote.
●	If the Board still feels the current Plan features are appropriate, that Plan should be resubmitted as is for shareholder approval.
●	Resubmitting the Plan to shareholders is the right thing to do, and would build credibility and goodwill with your new, and old, shareholders, as well as ISS and others.
●	The shelf filing and future prospectus supplements should be amended to reflect the Plan and its potential material dilution (arguably, it should be listed as a risk factor, as well).

4.	Bonus/Annual Incentive Calculations and Payments:
●	Your annual bonus target is 50% of salary, as specified in your 8-21-12 employment agreement, although it adds that the actual bonus could be higher or lower than the target bonus.
●	Other senior executives also have bonus targets as specified in their employment agreements.
●
Your employment agreement states that “in no event shall the Annual Bonus be less than 10% of the EBITDA resulting from the Company’s subsidiaries which are not depository institutions.”  At the Investor Day, Mr. Grosvenor explained to me that the “10% EBITDA” language was an appropriate incentive at the time you were hired as Co-CEO because your charge was to grow the non-depository institutions side of the business, which makes sense.  I told him, however, that it no longer makes sense now that you are sole CEO responsible for the entire Company.  He was not aware of which subsidiaries (or business lines, if any) went into that calculation and I found no relevant disclosures in the proxy either.  He did not believe that the mortgage company was included, nor CS Financial.

●
Your employment agreement also states that your annual bonus “shall be based on the attainment of performance objectives to be established by the Board or the Compensation Committee of the Board.” (bold italics added)

●	Your base salary in 2013 was $600,000, therefore your target bonus was (50% x $600,000) = $300,000.
●	The actual bonus you received for 2013 was $750,000 (125% of base salary vs the target bonus of 50% of base salary).
●
Contrary to the requirement noted above that the annual bonus should be based upon performance objectives, the most recent proxy states that the “above target” bonus award in 2013 was based upon “a holistic view of the success of each executive in achieving objectives for their respective functional area, as well as contractual terms.”

●	The prior year’s proxy had similar “holistic” language.
●
How is the Board able to justify the use of “holistic” criteria when the vast majority of companies utilize objective performance criteria for at least a substantial portion of bonus targets and calculations?

●	Why didn’t the Board use performance objectives as required by your employment agreement?
●
How did the Board decide that in 2013 an “above target” bonus of 125% of base salary was appropriate?  2013 was a year in which the Company’s earnings were negligible and tangible book value declined; most certainly not an “above target” year.  I understand that substantial progress was made in building out the franchise, but it was not without significant pain and dilution for shareholders.

●	The 10% EBITDA portion of the bonus should be removed now that you are sole CEO.
●	If you and the Board insist on keeping this feature, the Company should disclose which subsidiaries (and business lines, if any) are included and how the formula is calculated.
●
Performance criteria should be adopted for 2014 and beyond. The criteria should be tied to objective, specific criteria, such as achievement of the goals that you laid out as long term goals in the Investor Day presentation (see Section 7 below).  You claimed that those goals were “minimum” goals that “should be achieved in 2015” so you and other executives should have no problem tying annual bonuses in large part to such criteria.  My firm would support such an incentive plan.

5.	Banco Popular Transaction Metrics:
●	The April 23, 2014 presentation accompanying the announcement of the Banco Popular (“BP”) transaction stated that the transaction would have a “+30% IRR” and be “+20% accretive to year one” EPS.
●	At the Investor Day I asked you whether those metrics made sense now that the capital raise was done at a lower price and in a larger amount than most observers expected.
●	I suggested that a more realistic view was that the BP transaction and the attendant capital raise(s) resulted in a more pedestrian ROE (not IRR) of 6-8% (using a “with and without” method).
●
I asked you to bridge that gap between 30% IRR and my 6-8% ROE (acknowledging that part of it was due to my inclusion of the entire capital raise against the BP transaction on the theory that you would not have done the capital raises but for the BP transaction---or at least not at those prices, I presume).

●
You basically said I don’t understand the math because I was ignoring the “terminal value” of the BP assets/liabilities.  I acknowledged that the IRR was a different calculation but noted that the best estimate of terminal value today was what the Company just paid for the BP assets and liabilities because they were purchased at an auction, presumably at fair value, and I did not see a realistic scenario where the terminal value would improve so much to generate a 30% IRR over the life of the investment.

●
Either you or Mr. Nicolas said at some point that the IRRs and EPS accretion numbers were going to be recalculated and reissued in Q2, now that the capital costs are known.  I look forward to reviewing that disclosure.

●	The pricing and size of the capital raise(s) was disappointing and unexpected.
●
Any investor who listened to your conference calls announcing the BP transaction (April 23, 2014) and/or the Q1 2014 earnings call (May 9, 2014) would have expected a smaller capital raise and a higher price.  For example, on those calls:

o
One analyst on the April 23 call suggested that the EPS accretion for BP implied a “15% or so increase in share count” and you did not rebut that in your answer (in fact, the capital raise will end up being a 75% increase)

o	On the April 23 call you stated that the capital ratios pre and post-close would be similar, implying an approximately $60 million cap raise, not the ~$160 million actual raise
o	On the May 9 call you stated that the “key capital metrics post-closing would be maintained,” implying an approximately $60 million cap raise, not the ~$160 million actual raise
o
On the May 9 call you stated that “we remain alert to opportunities to raise capital under favorable terms when needed” implying that the need for additional capital to close the BP transaction was discretionary and opportunistic, not mandatory

o
On the May 9 call you stated that the BP transaction was structured with walkaways and financing contingencies that ensured that the Company “ was not hostage to capital markets” and that “we don’t have any sort of gun to our head on the capital side because we have the additional protection and the risk lowering potential of a financing contingency all the way through September 30”

●	The larger point of all this is your, and the Board’s, stewardship over capital.

●
You cannot claim high returns from an acquisition if you immediately go out and dilute shareholders with a substantial capital raise below tangible book value, below the Company’s cost of capital and well below what you apparently think the business is worth (as implied by the performance goals you projected:  1.00% ROA and 15% ROE, as noted in section 7 below).  Let’s assume your 1.00% ROA forecast is correct.  That is ~$50 million of net income.  Let’s assume that $11 million (1.00% of the BP assets) is due to BP, leaving $39 million of net income for the rest of the Company.  The Company had approximately 20 million shares prior to this round of capital raises, so that implies you believe the Company was on the verge of earning ($39 mil/20 mil shares)=$1.95 per share in the near future (2015 by your own disclosure).  So that means you sold stock in this capital raise at 5x 2015 earnings.  Even if I ascribe the 1.00% ROA to the entire, post-BP Company, your long term goals imply that you believe the Company will earn approximately $1.40 in 2015 ($50 mil/~35 mil shares including the TEU shares).  So on that basis, you just sold stock at 7x 2015 earnings.

●	The handling of the most recent capital raise, and from what I hear from other investors, the previous capital raises, indicates poor stewardship of capital on your and the Boards’ part.

6.	Holding Company Cash Flows/Expenses:
●
At the Investor Day I asked you what the Company’s plans were to cover the holding company's cash flow requirements and expenses.  I noted that the holding company's common dividends, preferred dividends, debt payments and operating expenses were likely to be in the range of $35 to $42 million per annum in 2014 and beyond.  Mr. Nicolas confirmed that my estimate was correct.

●	I noted that the 2015 analyst estimates would imply net income substantially below $35 to $42 million. You stated that the Company would earn more than those amounts (see Section 7).
●
I questioned what contingency plans the Company had to service holding company obligations “if the analysts are correct and you are wrong.”  Not to mention, what are the Company’s plans to service the holding company even if you hit your net income targets, but the regulators do not permit the bank to pay a dividend to the holding company?

●
I noted that the footnotes to the 12-31-13 financial statements disclosed that the holding company had $25 million in cash and I inquired as to how much capital from the most recent capital raises was being retained at the holding company to cover these expenses.

●	You were unable to answer the question fully and I await an answer.
●	Perhaps you can discuss this issue in the Q2 EPS release, conference call and 10-Q.

7.	Long Term Goals:
●	In the Investor Day presentation you disclosed goals for the consolidated Company, as well as the bank and the mortgage company.

●	The financial targets below were listed on a page entitled “Our Plan for 2014” but in your verbal remarks you said they were “minimum” goals for 2015. The consolidated goals are:
o	>1.0% ROA
o	>15% ROAE
o	70-75% Efficiency Ratio
o	3.75%-4.00% Net Interest Margin
●
There was a substantial amount of questions and dialogue on these numbers during the Q&A, which was helpful.  You had trouble convincing me, and I believe some of the other attendees, that the ROA/ROAE numbers made sense relative to the Efficiency Ratio.

●
First, let me say that I am very pleased to see you and the Company put out specific goals.  If the Company achieves those goals, it will be notable and impressive.  BANC will be a high performing company and shareholders, including PL Capital, will be pleased.

●
Achievement of these performance goals will also go a long way towards rebuilding your credibility with my firm, other shareholders and analysts, particularly if you combine it with a revised corporate governance profile and compensation structure that is more transparent and shareholder friendly.

8.	Loans Held For Sale/Disclosure Issue:
●	During the Investor Day presentation you stated that the Loans Held for Sale (“LHS”) had $30 to $40 million of imbedded gain on sale in them.
●	One, why wasn’t the capital raise throttled back if you have that level of gain coming in Q2 or Q3?
●	Two, I see no disclosure of that unrealized gain in the Loans Held for Sale in the Q1 2014 financial statements or 10-Q disclosures.
●
The 3-31-14 10-Q contains two categories of Loans Held for Sale.  One is LHS at Fair Value for $169 million and the other is LHS at the Lower of Cost or Fair Value for $831 million.  My understanding is the $30 to $40 million of imbedded unrealized gain is in the Lower of Cost or Fair Value bucket.

●	The fair value footnote combines the two buckets above and discloses LHS with a carrying value of $1.00 billion and a fair value of $1.00 billion.
●
Unless the entire imbedded unrealized gain arose after 3-31-14, I am not sure why this was not properly disclosed at 3-31-14, or more recently in the prospectus supplements for the most recent capital raises.

9.	Other Corporate Governance Concerns:
●	ISS RiskMetrics Corporate Governance Score for Banc of California is 10, meaning ISS ranks the Company in the lowest decile for corporate governance.
●	ISS’s most recent analysis for the 2014 Annual Meeting cited concerns over the size of the 2013 Stock Option Plan (see section 3 above).
●	ISS’s most recent analysis for the 2014 Annual Meeting also cited concerns over the Company’s significant increase in authorized shares without prior, or subsequent, shareholder approval.

●
I agree with ISS.  The Company should resubmit the authorized share issuance to a vote of shareholders at the next Annual Meeting.  I recommend that a much lower share limit should be authorized.  I recommend 50 million shares.

●
I am also concerned about the significant amount of related party transactions engaged in by you, your family and other related parties (e.g. as outlined in the most recent 10-K and proxy including the purchase of CS Financial which was an entity controlled by Mr. Seabold and individuals related to you; the unusual transactions among various Sugarman related parties relating to allocation of the CS Financial purchase consideration; the consulting payments to Jason Sugarman; Mr. Seabold’s previous management agreement while he was on the Board; etc.) .  I understand that independent members of the Board reviewed and approved them but the issue is not mooted by that form because the substance, and taint, remains.

●	Related party transactions should be avoided going forward.

As you can see, I have substantial concerns and questions about Banc of California, actions taken by the board, and you.  I am sure some of these can be addressed by providing me with additional information.  The more substantive concerns about performance, compensation practices and corporate governance will require changes by the Company, the Board and you.  Performance and corrective actions will go a long way to addressing my concerns.

You should realize that my concerns are echoed by other investors and analysts. This is not just a PL Capital issue for you and the Board to address.

You, the Board, the management team and staff have built a substantial company in a short period of time and should be congratulated for that.  However, you may lose the confidence of your entire shareholder base if you and the Company do not deliver soon on your promises.

I have raised a significant number of issues in this letter.  Please let me know how you would like to proceed on addressing these issues.  I look forward to hearing from you.  I can be reached at 973-539-5400.

Please note that this letter will be attached as an exhibit to PL Capital’s initial Schedule 13D filing, as required.

Please ensure that this letter is provided to the entire Board of Directors of the Company.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

cc:  Mr. Chad Brownstein, Lead Director, Board of Directors, Banc of California